Exhibit 15.3

CONSOLIDATED FINANCIAL STATEMENTS OF OOGTK Libra GmbH & Co KG

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
OOGTK Libra GmbH & Co KG:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OOGTK Libra GmbH & Co KG and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of income (loss), comprehensive income (loss), changes in partners’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OOGTK Libra GmbH & Co KG and its subsidiaries as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

The accompanying consolidated balance sheet of OOGTK Libra GmbH & Co KG as of December 31, 2017, and the related statements of income (loss) and cash flows for each of the years in the two-year period ended December 31, 2017 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ KPMG LLP

Chartered Professional Accountants
Vancouver, Canada
February 28, 2019

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
		(unaudited)	(unaudited)
	$	$	$
Revenues (notes 2 and 6)	186,004	10,365	—
Vessel operating expenses (note 11c)	(47,358)	(3,342)	—
Depreciation (note 4)	(47,370)	(3,874)
Income from vessel operations	91,276	3,149	—

Interest expense (note 8)	(32,096)	(8,134)	(7)
Interest income (note 8)	119	185	2,436
Realized and unrealized losses on derivative instruments (note 8)	(8,530)	—	—
Other income (expense) - net	819	(1,243)	(27)
Net income (loss)	51,588	(6,043)	2,402

The accompanying notes are an integral part of the consolidated financial statements.

Related party transactions (note 11)

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
		(unaudited)	(unaudited)
	$	$	$
Net income (loss)	51,588	(6,043)	2,402
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments (note 8)	8,376	2,477	(2,289)
Accounts reclassified from accumulated other comprehensive income (loss)
To interest expense:
Realized loss (gain) on qualifying cash flow hedging instruments (note 8)	519	(3,638)	—
Other comprehensive income (loss)	8,895	(1,161)	(2,289)
Comprehensive income (loss)	60,483	(7,204)	113

The accompanying notes are an integral part of the consolidated financial statements.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at	As at
	December 31, 2018	December 31, 2017
		(unaudited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	66,183	146,924
Restricted cash (note 7)	19,165	—
Accounts receivable, including non-trade of $1,309 (2017 - $1,331) (note 9a)	25,749	11,169
Due from related parties (note 11a)	2,849	7,659
Current portion of derivative assets (note 8)	1,036	—
Other current assets (note 8 and 11b)	2,782	6,634
Total current assets	117,764	172,386
Vessel and equipment (notes 4 and 11d)	856,092	904,632
Derivative assets (note 8)	1,120	—
Other non-current assets (notes 6, 9a and 11d)	30,545	47,544
Total assets	1,005,521	1,124,562

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities
Accounts payable (note 9b and 11d)	22,156	30,960
Accrued liabilities (note 5)	2,553	2,595
Due to related parties (note 11a)	591	8,197
Deferred revenue – current (note 6)	8,828	8,828
Current portion of long-term debt (note 7)	58,281	149,248
Current portion of derivative liabilities (note 8)	—	3,717
Total current liabilities	92,409	203,545
Long-term debt (note 7)	579,156	634,409
Deferred revenue – long-term (note 6)	87,606	96,435
Derivative liabilities (note 8)	—	4,306
Total liabilities	759,171	938,695
Commitments and contingencies (notes 7, 8, 9 and 11c)
Partners’ equity (note 10)
Capital contributions	201,032	201,032
Retained earnings	38,351	(13,237)
Accumulated other comprehensive income (loss)	6,967	(1,928)
Total partners’ equity	246,350	185,867
Total liabilities and partners’ equity	1,005,521	1,124,562

The accompanying notes are an integral part of the consolidated financial statements.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
		(unaudited)	(unaudited)
	$	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	51,588	(6,043)	2,402
Non-cash items:
Depreciation	47,370	3,874	—
Unrealized gain on derivative instruments (note 8)	(1,802)	—	—
Amortization of debt issuance costs	3,291	297	—
Other	498	(1,057)	(2,427)
Change in operating assets and liabilities:
Accounts receivable	(14,580)	(10,907)	(262)
Due from/to related parties	(2,796)	538	—
Other current and non-current assets	19,451	(51,455)	3,624
Accounts payable and accrued liabilities	(5,247)	13,491	15,987
Deferred revenue	(8,829)	105,263	—
Net operating cash flow	88,944	54,001	19,324

FINANCING ACTIVITIES
Proceeds from long-term debt	—	266,705	317,094
Scheduled repayments of long-term debt	(149,490)	—	—
Debt issuance costs	—	(2,870)	—
Capital contributions	—	35,630	110,318
Net financing cash flow	(149,490)	299,465	427,412

INVESTING ACTIVITIES
Expenditures for vessel and equipment	(1,030)	(232,063)	(421,315)
Net investing cash flow	(1,030)	(232,063)	(421,315)

(Decrease) increase in cash, cash equivalents and restricted cash	(61,576)	121,403	25,421
Cash, cash equivalents and restricted cash, beginning of the year	146,924	25,521	100
Cash, cash equivalents and restricted cash, end of the year	85,348	146,924	25,521

The accompanying notes are an integral part of the consolidated financial statements.

Supplemental cash flow information (note 12)

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(in thousands of U.S. Dollars)

	Capital Contributions	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Limited Partners’ Equity
	$	$	$	$
Balance as at December 31, 2015 (unaudited)	55,084	(9,596)	1,522	47,010
Capital contributions	110,318	—	—	110,318
Net income	—	2,402	—	2,402
Other comprehensive loss (note 8)	—	—	(2,289)	(2,289)
Balance as at December 31, 2016 (unaudited)	165,402	(7,194)	(767)	157,441
Capital contributions	35,630	—	—	35,630
Net loss	—	(6,043)	—	(6,043)
Other comprehensive loss (note 8)	—	—	(1,161)	(1,161)
Balance as at December 31, 2017 (unaudited)	201,032	(13,237)	(1,928)	185,867
Net income	—	51,588	—	51,588
Other comprehensive income (note 8)	—	—	8,895	8,895
Balance as at December 31, 2018	201,032	38,351	6,967	246,350

The accompanying notes are an integral part of the consolidated financial statements.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

1.	Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These consolidated financial statements reflect the financial position, results of operations and cash flows of OOGTK Libra GmbH & Co KG, which is a partnership formed under the laws of Austria, and its wholly-owned subsidiaries (collectively, the Partnership). All significant intercompany balances and transactions have been eliminated upon consolidation. The following entities are wholly-owned subsidiaries of OOGTK Libra GmbH & Co KG:

Name of Subsidiaries	Jurisdiction of Incorporation	Proportion of Ownership Interest
OOGTK Libra Producao de Petroleo Ltda.	Brazil	100%
OOGTK Libra Operator Holdings Ltd.	Cayman Islands	100%

The Partnership’s operations comprise the ownership, day-to-day operation and charter of the floating, production, storage and offloading unit Pioneiro de Libra (or the FPSO Unit) to a consortium of international oil companies, including Petrobras Brasileiro S.A. (or Petrobras), Total S.A., Royal Dutch Shell Plc, China National Petroleum Corporation and CNOOC Limited for a 12-year period with a termination option after year six at the option of the charterer with a two year and one month notice period. The FPSO unit commenced operations in November 2017.

OOGTK Libra GmbH & Co KG was formed in October 2014 and is owned 50% by TK Offshore European Holdings Cooperatief U.A., a wholly-owned subsidiary of Teekay Offshore Partners L.P. (or Teekay Offshore) and 50% by OOG FPSO GmbH, a wholly-owned subsidiary of Ocyan S.A. (or Ocyan).

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year end exchange rates. Resulting gains or losses are reflected separately in the consolidated statements of income in Other income (expense) - net.

Revenues and operating expenses

FPSO Contract

Revenues from floating, production, storage and offloading (or FPSO) contracts that are fixed on or prior to the commencement of the contract are recognized by the Partnership on a straight-line basis daily over the term of the contract. Revenue or penalties from performance-based metrics, such as production tariffs, are recognized as incurred. Contract liabilities relating to amounts invoiced that will be earned in subsequent periods are presented in the consolidated balance sheets as deferred revenue - current and long-term. Revenue is presented net of taxes of $3.6 million during 2018, $0.2 million during 2017, and nil during 2016.

Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are recognized when incurred except when the Partnership incurs pre-operational costs related to the repositioning of a vessel or offshore unit that relates directly to a specific customer contract, that generates or enhances resources of the Partnership that will be used in satisfying performance obligations in the future, and where such costs are expected to be recovered via the customer contract. In this case, such costs are deferred and amortized over the duration of the customer contract. The unamortized deferred cost is presented in other non-current assets in the consolidated balance sheets.

Cash and cash equivalents

The Partnership classifies all highly-liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, as cash and cash equivalents.

Restricted cash

The Partnership maintains restricted cash deposits to be used only for the Partnership's capital expenditures and debt obligations.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered. There is no allowance for doubtful accounts recorded as at December 31, 2018 and 2017.
Vessel and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standard required to properly service the Partnership's customers are capitalized.
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Depreciation is calculated on a straight-line basis over the vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 20 years for the FPSO Unit, from the date the vessel is delivered from the shipyard.

Vessels and equipment are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value is determined based on discounted cash flows or appraised values.

Debt issuance costs

Debt issuance costs related to a recognized debt liability, including bank fees, commissions and legal expenses, are capitalized and amortized over the term of the relevant loan facility to interest expense using an effective interest rate method. Debt issuance costs are presented as a reduction from the carrying amount of that debt liability, unless no amounts have been drawn under the debt liability or the debt issuance costs exceed the carrying value of the related debt liability, in which case the debt issuance costs are presented as other non-current assets.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies and is designated for hedge accounting.

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or is no longer probable of occurring. During the year ended December 31, 2018, the Partnership de-designated its derivatives previously designated for hedge accounting and as at December 31, 2018, the Partnership does not apply hedge accounting to any of its derivative instruments.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item in the consolidated statements of income (loss). For interest rate swaps, the ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the interest expense line of the consolidated statements of income (loss). If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income (loss). If the hedged item is no longer probable of occurring, amounts recognized in equity are immediately transferred to the relevant earnings line item in the consolidated statements of income (loss).

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

For derivative financial instruments that are not designated as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps are recorded in realized and unrealized losses on derivative instruments in the consolidated statements of income (loss).

Concentration of risk

Significant customers and suppliers are those that account for greater than 10% of the Partnership's revenues and purchases. The Partnership has one customer for the charter of its FPSO unit. The Partnership purchases a substantial portion of services from a related party (notes 11c and 11d). The Partnership believes there are other suppliers that could be substituted should the supplier become unavailable or non-competitive.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 was adopted by the Partnership January 1, 2018, and has been applied, at the Partnership’s option, retrospectively to each period presented. The Partnership did not identify any differences as a result of adopting ASU 2014-09.
In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Partnership January 1, 2018. Adoption of ASU 2016-18 resulted in the Partnership including in its statement of cash flows changes in cash, cash equivalents and restricted cash.
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Partnership has elected to use this new optional transition approach. The Partnership will adopt ASU 2016-02 on January 1, 2019. The Partnership is still evaluating the effect of this adoption, if any.
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash - The fair values of the Partnership’s cash and cash equivalents and restricted cash approximate their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt – The fair value of the Partnership’s variable-rate long-term debt is estimated using a discounted cash flow analysis, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis and non-recurring basis, as well as the estimated fair value of the Partnership's financial instruments that are not accounted for at fair value on a recurring basis:

		December 31, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
				(unaudited)	(unaudited)
		$	$	$	$
Recurring:
Cash and cash equivalents and restricted cash	Level 1	85,348	85,348	146,924	146,924
Derivative instruments (note 8)
Interest rate swap agreements	Level 2	2,252	2,252	(8,392)	(8,392)

Other:
Long-term debt (note 7)	Level 2	(637,437)	(658,741)	(783,657)	(809,103)

4.	Vessel and Equipment and Conversion Costs

	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Balance, December 31, 2016 (unaudited)	674,528	—	674,528
Additions	233,978	—	233,978
Depreciation	—	(3,874)	(3,874)
Balance, December 31, 2017 (unaudited)	908,506	(3,874)	904,632
Additions (recoveries)	(1,170)	—	(1,170)
Depreciation	—	(47,370)	(47,370)
Balance, December 31, 2018	907,336	(51,244)	856,092

5.	Accrued Liabilities

	December 31, 2018	December 31, 2017
		(unaudited)
	$	$
Interest	2,553	2,226
Interest rate swaps (see note 8)	—	369
	2,553	2,595

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

6.	Revenue

The Partnership’s source of revenue is chartering its FPSO Unit to its customer (see note 1).
Contract Liabilities

The FPSO Unit contract results in a situation where the Partnership is entitled to a lump sum amount due upon commencement of the contract for performance to be provided in the following periods. These receipts are recognized as a contract liability and are presented as deferred revenue - current and long-term until performance is provided. The following table presents the contract liabilities on the Partnership’s consolidated balance sheets associated with the long-term charter arrangement from the FPSO Unit contract with its customer.

	December 31, 2018	December 31, 2017
		(unaudited)
	$	$
Contract liabilities
Current	8,828	8,828
Non-current	87,606	96,435
	96,434	105,263

During the year ended December 31, 2018, the Partnership recognized revenue of $8.8 million that was included in the contract liability on December 31, 2017.
Contract Costs

The Partnership incurred pre-operational costs that related directly to the FPSO unit contract, that generated or enhanced resources of the Partnership that were used in satisfying performance obligations in the future, whereby such costs were expected to be recovered via the customer contract. These costs include costs incurred to mobilize the FPSO Unit to the oil field, pre-operational costs incurred to prepare for commencement of operations of the FPSO Unit and costs incurred to reposition the vessel to the location where the charterer took delivery of the vessel and contractual late-delivery penalties. Such deferred costs are amortized into vessel operating expenses over the duration of the customer contract. Amortization of such costs for the Partnership was $7.0 million and $0.5 million, respectively, for the years ended December 31, 2018 and 2017.

As at December 31, 2018 and December 31, 2017, the Partnership recognized contract costs of $30.5 million and $47.5 million, respectively, as other non-current assets on its consolidated balance sheets.

7.	Long-Term Debt

	December 31, 2018	December 31, 2017
		(unaudited)
	$	$
U.S. Dollar denominated debt through October 2027	654,221	803,712
Less: debt issuance costs	(16,784)	(20,055)
Total debt	637,437	783,657
Less: current portion	(58,281)	(149,248)
Long-term portion	579,156	634,409

As at December 31, 2018, the Partnership had one loan facility, which reduces over time with quarterly payments and matures in October 2027. As of December 31, 2018, the loan facility had remaining quarterly payments ranging from $13.0 million to $14.6 million and a bullet amount of $160.7 million owing upon maturity. This loan is collateralized by a first-priority mortgage on the FPSO Unit.

Interest payments on the loan facility are based on LIBOR plus a margin. At December 31, 2018 the margin was 2.65% (December 31, 2017 – 2.65%). The effective interest rate on the Partnership’s loan facility as at December 31, 2018 was 5.4% (December 31, 2017 - 4.1%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 8).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2018 are $58.5 million (2019), $58.5 million (2020), $58.5 million (2021), $58.5 million (2022), $58.5 million (2023) and $361.7 million (thereafter).

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

If the Partnership is unable to repay debt under this loan facility, the lenders could seek to foreclose on this asset. The Partnership’s loan facility requires the Partnership to maintain a debt service coverage ratio for a 12 month period of greater than 1.10 and to maintain separate reserve accounts, including construction, distribution, debt service and operations and maintenance reserve accounts. The funds held in the construction and debt service reserve accounts have been classified as restricted cash as these funds are held specifically for capital expenditures and debt obligations. The loan facility requires the Partnership to maintain on deposit, a debt service reserve account equal to two regular debt and interest payments and an operations and maintenance reserve account equal to three months of expenditures. As at December 31, 2018, the Partnership obtained a waiver from the lenders as the debt service reserve account was not fully funded. The Partnership is considered to be in compliance with all of the covenants on this loan facility.

8.	Derivative Instruments

The Partnership uses derivative instruments to manage certain risks in accordance with its overall risk management policies. The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR denominated borrowings, from December 2015 to June 2018. Effective July 1, 2018, these hedging relationships were de-designated. As at December 31, 2018, the amount expected to be reclassified from accumulated other comprehensive income and into earnings within the next twelve months is $1.6 million. As at December 31, 2018, the Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR denominated borrowings.

As at December 31, 2018, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	588,799	2,252	8.3	2.51

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2018 was 2.65% .

(2)	Notional amount reduces quarterly in amounts ranging from $13.0 million to $14.6 million.

Tabular disclosure

The following table presents the location and fair value amounts of the Partnership’s interest rate swaps on the Partnership’s balance sheets.

	Other Current Assets (Accrued Liabilities)	Current Portion of Derivative Assets (Liabilities)	Derivative Assets (Liabilities)	Total
	$	$	$	$
December 31, 2018	96	1,036	1,120	2,252
December 31, 2017 (unaudited)	(369)	(3,717)	(4,306)	(8,392)

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

For the periods indicated, the following tables present the effective and ineffective portion of the gain (loss) on interest rate swap agreements designated and qualifying as cash flow hedges.

Year Ended December 31, 2018				Year Ended December 31, 2017 (unaudited)
Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)		Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)
(8,376)	(519)	9,733	Interest expense	(2,477)	3,638	(2,568)	Interest expense
(8,376)	(519)	9,733		(2,477)	3,638	(2,568)

Year Ended December 31, 2016 (unaudited)
Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)
2,289	—	2,426	Interest income
2,289	—	2,426

(1)	Effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive income (or AOCI).

(2)	Effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.

(3)	Ineffective portion of designated and qualifying cash flow hedges.

Realized and unrealized losses on interest rate swaps that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized losses on derivative instruments in the consolidated statements of income (loss). The net effect of the loss on these interest rate swap agreements on the consolidated statements of income (loss) for the periods presented below are as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
		(unaudited)	(unaudited)
	$	$	$
Realized loss	(599)	—	—
Unrealized loss	(7,931)	—	—
Total realized and unrealized losses on derivative instruments	(8,530)	—	—

The Partnership is exposed to credit loss in the event of non-performance by the eight counterparties of the interest rate swaps, all of which are financial institutions. In order to minimize counterparty risk, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

9.	Commitments and Contingencies

a.
In June 2017, an incident occurred during the pull-in operation of the umbilical of the oil production well for the FPSO Unit. The charterer, Petrobras, claims that it suffered losses in respect of utilizing vessels for the recovery and installation of the umbilical. In December 2017, Petrobras withheld a total of $35.6 million of the $120.0 million mobilization fee, of which Petrobras claim that $20.0 million related to an indemnification fee for the pull-in incident and $15.6 million related to loss and damage from the incident. In June 2018, Petrobras deducted an additional $5.2 million of charter hire payments relating to an alleged separate incident claiming additional loss and damages. The Partnership challenged Petrobras' entitlement to withhold amounts due on the basis of the indemnification fee, the loss and damage from the pull-in incident and the claim relating to the alleged separate incident. As at December 31, 2018, the total claim of $40.8 million has been recorded on the Partnership's consolidated balance sheet in deferred revenue - current and long-term and other non-current assets. The Partnership has received $10.0 million from the insurers as interim receipt of insurance proceeds during 2018 and has received an additional $10.0 million from the insurers in early-2019 relating to the Petrobras withheld amounts which has been recorded as accounts receivable on the Partnership's consolidated balance sheets as at December 31, 2018 and the Partnership has determined not to formally pursue the outstanding $15.6 million. As at December 31, 2018, the total insurance proceeds of $20.0 million has been recorded against other non-current assets on the Partnership's consolidated balance sheets.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

b.
As at December 31, 2018, the Partnership is involved in ongoing commercial negotiations with Jurong Shipyard Pte Ltd. (Jurong) relating to settlement of the final milestone payment of $44.8 million due to Jurong under the contract for conversion of the FPSO Unit. The Partnership has claimed liquidated damages of $25.0 million due to the delays in the delivery of the FPSO Unit and additional claims of $6.5 million related to warranty recoveries and reimbursements. As at December 31, 2018, the Partnership has recognized a net amount of $13.3 million payable to Jurong in accounts payable on its consolidated balance sheets.

10.	Partner's Equity

OOGTK Libra GmbH & Co KG is a limited partnership which was formed in October 2014. TK Offshore European Holdings Cooperatief U.A. and OOG FPSO GmbH each have a 50% interest in OOG FPSO GmbH & Co KG and are the limited partners of the Partnership. The Partnership’s General Partner is OOG-TK Libra GmbH. The Partnership’s Limited Partners also have a 50% interest in the General Partner. TK Offshore European Holdings Cooperatief U.A. is a wholly-owned subsidiary of Teekay Offshore. Brookfield Asset Management Inc. is the ultimate parent company of both Teekay Offshore Partners L.P. and TK Offshore European Holdings Cooperatief U.A. Ocyan (formerly Odebrecht Oil & Gas S.A.) is the ultimate parent company of OOG FPSO GmbH.

The partnership interest of each Limited Partner is equal to the proportion of each Limited Partner’s capital contributions. The General Partner neither participates in the profits and losses nor assets of the Partnership. However, the General Partner receives an amount equal to 10% of its registered share capital as compensation for managing and representing the Partnership. The registered capital of the Partnership is two thousand euros. The Limited Partners are expressly excluded from managing or representing the Partnership.

11.	Related Party Transactions

a.	The amounts due to and from related parties are non-interest bearing, unsecured and have no fixed repayment terms. Balances with related parties are as follows:

	December 31, 2018		December 31, 2017
	Assets	Liabilities	Assets	Liabilities
			(unaudited)	(unaudited)
	$	$	$	$
OOG-TKP Oil Services Ltd. (1)	2,849	—	7,659	7,978
Ocyan S.A.	—	490	—	192
Teekay Petrojarl Producao Petrolifera Do Brasil Ltda. (2)	—	61	—	27
OOG-TKP FPSO GmbH	—	40	—	—
	2,849	591	7,659	8,197

(1)	A company jointly owned and controlled by wholly-owned subsidiaries of Teekay Offshore Partners L.P. and Ocyan S.A.

(2)	A wholly-owned subsidiary of Teekay Offshore Partners L.P.

b.
As at December 31, 2018 and 2017, the Partnership paid advances to Ocyan of $0.5 million and nil, respectively, relating to services provided by Ocyan. The balance is included in other current assets on the consolidated balance sheets.

c.
The Partnership entered into a vessel maintenance agreement, services agreement, partnership agreement and secondment agreements with subsidiaries of Teekay Offshore and Ocyan, or entities jointly controlled by Teekay Offshore and Ocyan. Pursuant to such agreements, these entities incur certain costs to operate the FPSO Unit and manage the business of the Partnership and charge such costs to the Partnership either at a fixed fee or at cost plus a reasonable markup. These services are measured at the exchange adjustment amount between the parties. For the periods indicated, these amounts were as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
		(unaudited)	(unaudited)
	$	$	$
Vessel operating expenses - OOG-TKP Oil Services Ltd.	3,141	—	—
Vessel operating expenses - Ocyan S.A.	2,214	341	—
Vessel operating expenses - Teekay Petrojarl Producao Petrolifera Do Brasil Ltda.	234	194	—
Vessel operating expenses - OOG-TKP FPSO GmbH	81	—	—

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

d.
The Partnership entered into a construction management agreement with OOG-TKP Oil Services Ltd., an entity jointly controlled by Teekay Offshore and Ocyan, pursuant to which, the Partnership incurs costs to construct the FPSO unit. During the year ended December 31, 2018, the Partnership recognized $13.8 million in costs under this contract, of which $8.2 million is included in other non-current assets, $2.9 million is expected to be recovered from Jurong and is included as an offset against accounts payable (note 9b) and $2.7 million is included in operating expenses. During the year ended December 31, 2017, the Partnership recognized $69.8 million in costs under this contract and recognized the costs in vessel and equipment.

12.	Supplemental Cash Flow Information

Cash interest paid on long-term debt during the years ended December 31, 2018, 2017 and 2016 totaled $33.2 million, $25.5 million, and $10.0 million, respectively.

Income taxes paid during the years ended December 31, 2018, 2017 and 2016 totaled $1.0 million, $1.6 million and nil, respectively.

13.	Operating Lease

As at December 31, 2018, the minimum scheduled future amounts in the next five years to be received by the Partnership for the lease and non-lease elements under the existing charter for the FPSO Unit is approximately $150.6 million (2019), $152.3 million (2020), $153.1 million (2021), $156.5 million (2022) and $161.1 million (2023).

Minimum scheduled future revenues do not include revenue generated from unexercised option periods of contracts that existed on December 31, 2018, or variable or contingent revenues. Therefore, the minimum scheduled future amounts should not be construed to reflect total charter hire revenues for any of the years. In addition, the minimum scheduled future amounts to be received do not reflect estimated off-hire time. Actual off-hire time may vary given unscheduled future events such as vessel maintenance. Furthermore, the non-lease element of the existing charter is denominated in Brazilian Real. As such, actual amounts received measured in U.S. dollars will depend upon the prevailing currency exchange rate between the Brazilian Real and the U.S. Dollar at the time that the amounts are recognized in the consolidated financial statements.